UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  )*


Quokka Sports, Inc.
(Name of Issuer)


Common Stock, $.0001 par value
(Title of Class of Securities)


749077103
(CUSIP Number)

February 15, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Advantage Fund II Ltd.
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                  (B)[ ]

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               6,992,304 shares of Common Stock (See Item 4(a))
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            6,992,304 shares of Common Stock (See Item 4(a))
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,992,304 shares of Common Stock (See Item 4(a))
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4(a))
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -

- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Genesee International, Inc.
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                  (B)[ ]

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               6,992,304 shares of Common Stock (See Item 4(a))
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            6,992,304 shares of Common Stock (See Item 4(a))
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,992,304 shares of Common Stock (See Item 4(a))
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4(a))
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -


- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Donald R. Morken
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               6,992,304 shares of Common Stock (See Item 4(a))
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            6,992,304 shares of Common Stock (See Item 4(a))
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,992,304 shares of Common Stock (See Item 4(a))
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4(a))
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -



Item 1(a).        Name of Issuer:

                  Quokka Sports, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  525 Brennan Street
                  San Francisco, California  94107

Item 2(a).        Names of Persons Filing:

                  Advantage Fund II Ltd. ("Advantage")
                  Genesee International, Inc. ("Genesee")
                  Donald R. Morken ("Morken")

Item 2(b).        Address of Principal Business Office:

                  Advantage - c/o CITCO, Kaya Flamboyan 9, Curacao, Netherlands Antilles
                  Genesee - CITCO Building, Wickhams Cay, P.O. Box 662, Road Town Tortola, British Virgin Islands
                  Morken - 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332

Item 2(c).        Place of Organization or Citizenship:

                  Advantage - British Virgin Islands
                  Genesee - Delaware
                  Morken - United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.0001 par value per share of the Company (the "Common Stock")

 Item 2(e).       CUSIP Number:

                  749077103


Item 3. This statement is filed pursuant to Rule 13d-1(c) by Advantage, Genesee, and Morken.

Item 4.           Ownership:

                  (a)    Amount Beneficially Owned:
                         6,992,304 shares of Common Stock*

                  (b)    Percent of Class:

                         9.99% (based on 63,000,738 shares of Common Stock outstanding as of December 31, 2001 as reported in the Company's Current Report on Form 8-K, dated February 22, 2001).

                  (c)    Number of Shares as to which the Person has:

                         (i)     sole power to vote or to direct
                                 the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 6,992,304 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 6,992,304 shares of Common Stock*

*The amounts reported as beneficially owned exclude certain shares of Common Stock. Advantage holds a Common Stock Purchase Warrant issued by the Company (the "Warrant") that entitles the holder to purchase 181,250 shares of Common Stock. Advantage also holds a 7% Convertible Subordinated Promissory Note issued by the Company (the "Note") in the outstanding amount of $5,102,603 as of February 15, 2001. The Note provides that the conversion price per share may be reset by the holder upon conversion of the Note at any time during the 75 trading days beginning on February 15, 2001 to a price per share equal to the arithmetic average of the seven lowest daily volume-weighted-average trading prices per share of the Common Stock during the 25 trading days preceding the date of conversion and, if not converted during that period, the conversion price of the Note will be reset to the average of the three lowest conversion prices that could be calculated for any day (using the foregoing formula) during the 75 trading-day-period beginning on February 15, 2001. Accordingly, the number of shares of Common Stock deemed to be beneficially owned by Advantage, Genesee and Morken may change during this period as a result of changes in the trading price of the Common Stock during this period. This Schedule 13G reports the number of shares of Common Stock beneficially owned by virtue of Advantage's ownership of the Note based on trading price information through February 15, 2001.

By their terms, the Note may not be converted and the Warrant may not be exercised if and to the extent that the holder would beneficially own more than 9.99% of the outstanding Common Stock. The amount reported as beneficially owned is computed based on such limitations. In the absence of such limitations, based on trading price information through February 15, 2001, the Note would have been convertible into 18,738,891 shares of Common Stock.

The securities reported as beneficially owned are held by Advantage. Genesee and Morken hereby expressly disclaim beneficial ownership of such securities.

The Company has announced a restructuring of its 7% Convertible Promissory Notes. The amounts reported as beneficially owned in this Schedule 13Gdo not give effect to such restructuring.


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable


Item 8.           Identification and Classification of Members of the Group:

                  Not applicable


Item 9.           Notice of Dissolution of Group:

                  Not applicable


Item 10.          Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



_
Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of February 26, 2001, by and among Advantage, Genesee and Morken.

_
                                                                    Exhibit I



                           JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of the Common Stock, $0.0001 par value, of Quokka Sports, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 26, 2001.


                    ADVANTAGE FUND II LTD.

                    By:  GENESEE INTERNATIONAL, INC.
                         As general manager

                         By: /s/ Donald R. Morken
                         ----------------------------
                         Donald R. Morken
                         Title: President



                    GENESEE INTERNATIONAL, INC.

                    By: /s/ Donald R. Morken
                    ---------------------------------
                    Donald R. Morken
                    Title: President




                    /s/ Donald R. Morken
                    ---------------------------------
                    Donald R. Morken

_
                             SIGNATURE

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                    By:  GENESEE INTERNATIONAL, INC.
                         As General Manager

                         By: /s/ Donald R. Morken
                         ----------------------------
                         Donald R. Morken
                         Title: President



                    GENESEE INTERNATIONAL, INC.

                    By: /s/ Donald R. Morken
                    ---------------------------------
                    Donald R. Morken
                    Title: President




                    /s/ Donald R. Morken
                    ---------------------------------
                    Donald R. Morken

SCHEDULE 13G
CUSIP NO. 749077103                                   PAGE 1 OF 9 PAGES


42.51.04.23-3

Draft of 11/4/98

42.41.04.43

SCHEDULE 13G
CUSIP NO. 749077103                                   PAGE 9 OF 9 PAGES


42.51.04.23

SCHEDULE 13G
CUSIP NO. 749077103                                   PAGE 5 OF 9 PAGES


42.51.04.23